June 1, 2015

Via EDGAR

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kate Spade & Company
Form 10-K for the Fiscal Year Ended January 3, 2015
Filed March 3, 2015
Form 8-K
Filed March 3, 2015
Commission File No. 1-10689

Dear Ms. Jenkins:

Thank you for your letter dated May 4, 2015 regarding the Kate Spade & Company Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and Form 8-K filed on March 3, 2015.  We have provided our responses to your comments and have set forth such comments below, to assist your review.

Form 10-K for the Fiscal Year Ended January 3, 2015

Index to Consolidated Financial Statements and Schedule, page F-1

Note 18. Segment Reporting, page F-46

1.  We note from your disclosure on page 6 that you design and market accessories and apparel under three global, multichannel lifestyle brands. We further note your disclosure on page 8, “Our kate spade new york brand offers fashion products for women and children, as well as home products, under the kate spade new york trademark. The kate spade new york brand product line includes handbags, small leather goods, fashion accessories, jewelry, fragrances and apparel along with existing licensing agreements for footwear, swimwear, watches, optics, tabletop products, legwear, electronics cases, bedding and stationery.” Please tell us how you have concluded that you are not required to report revenues for each product or group of similar products in accordance with FASB ASC 280-10-50-40.

Response

In response to the Staff’s comment, we propose to revise our Segment Reporting footnote in future annual filings beginning with our Form 10-K for the Fiscal Year Ended January 2, 2016 to include the following disclosure.

The Company’s net sales by major product category are as follows:

In thousands	January 2, 2016		January 3, 2015		December 28,2013
Women’s accessories (*)	$	XXXX	$	XXXX	$	XXXX
Apparel and other	XXXX		XXXX		XXXX
Total net sales	$	XXXX	$	XXXX	$	XXXX

(*)  Includes handbags, small leather goods and accessories.

Form 8-K filed March 3, 2015

Exhibit 99.1

2.  We note your disclosure in footnote (f) to your Reconciliation of Non-GAAP Financial Information that states the provision (benefit) for income taxes reflects a normalized tax rate based on estimated adjusted pretax income (loss). We further note that the estimated non-GAAP provision (benefit) for income taxes significantly differs from the reported GAAP benefit for income taxes for each period presented in your Form 8-K; and it also appears to us that the normalized tax rate has fluctuated for each of the comparable periods presented. Please further explain to us how you arrive at the normalized tax rate and confirm to us that you will expand your disclosure to provide this information in future filings. Refer to Question 102.11 of the C&DI Non-GAAP Financial Measures.

Response

The adjusted provision for income taxes for each period consists of a normalized tax rate plus increases in interest and penalties on uncertain tax positions, except for the fourth quarter of 2014, which included the reversal of charges for interest and penalties that occurred during the first three quarters of that year due to the expiration of the related statutes of limitations at the end of our 2014 fiscal year.  The normalized tax rate applied to pretax income or loss is 40.0% for all periods, which approximates our worldwide effective tax rate based on the statutory income tax rate applied to adjusted pretax income in each region.  We also advise the Staff that we monitor and will revisit this rate as appropriate, as we gain scale in markets with significantly lower statutory income tax rates.

We also note for the Staff that our GAAP provision or benefit for income taxes reflects continued recognition of a full valuation allowance in most jurisdictions due to the combination of the Company’s history of pretax losses and inability to carry back tax losses or credits and for 2014, included a net $87.4 million credit resulting from a reduction in the reserve for uncertain tax positions, due to the expiration of the related statutes of limitations at the end of our 2014 fiscal year.  We note for the Staff that the provision or benefit for income taxes in our adjusted results does not reflect the recognition of a valuation allowance or the net $87.4 million credit.

We also confirm to the Staff that pursuant to Question 102.11 of the C&DI Non-GAAP Financial Measures, we will include the following proposed disclosure in future periods in which we present adjusted results and related reconciliations to GAAP results.

“Represents adjusted pretax income multiplied by a normalized tax rate of XX%, plus $XX for interest and penalties on uncertain tax positions.  The normalized tax rate was derived by reference to statutory tax rates in the regions in which the Company operates, without giving effect to the Company’s valuation allowance or potential use of its net operating loss carryforwards.”

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me directly at (212) 626-5014.

Sincerely,

/s/ Thomas Linko

Thomas Linko
Chief Financial Officer